

Glover and Thomas Reserve Oil & Gas Corporation
11811 North Freeway, Suite 500,
Houston, TX 77060
https://reserveoilcoin.io

# Offering Statement

Prepared October 2018

| Summary of the Offering | |
|---|---|
| **Type of Security offered** | Simple Agreement For Future Tokes |
| **Class of Security** | Common |
| **Price Per Token** | $1.00 |
| **Discount Rate** | 40% |
| **Minimum Investment Amount** | $150 |
| **Campaign Close Date** | 04/30/2019 at 11:59 PM EST |
| **Funding Goal for a Successful Campaign** | $10,000.00 |
| **Oversubscription Limit** | $1,070,000.00 |

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Glover and Thomas Reserve Oil & Gas Corporation.

**A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not be recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have no passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

# **<u>Disclaimer</u>**

The Offering Statement forms parts of, and should be read together with, the Form C being filed by Glover and Thomas Reserve Oil & Gas Corporation (for the purposes of this Disclaimer, referred to herein as "Glover and Thomas Reserve Oil & Gas Corporation," the "company," the "issuer,"and "we") with the Securities and Exchange Commission in connection of a Regulation Crowdfunding offering of Glover and Thomas Reserve Oil & Gas Corporation securities contemplated therein and of which this Offering Statement is a part(the specified Form C exhibits thereto, including, without limitation, this Offering Statement, the "subscription agreement," the "Pitch Deck," the "Cap. Table," the "Company Financials," the "Perks Agreement," the "LinkedIn Profiles for the team," and the "Operating Agreement or Company Bylaws."

*<u>Caution Concerning Forward Looking Statements:</u>*

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risk and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or similar terms or expressions that concern our expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the offering documents on our current expectations and projections about future events and trends that we believe may impact Glover and Thomas Reserve Oil & Gas Corporation.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could fifer materially from those described in the forward-forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Glover and Thomas Reserve Oil & Gas Corporation securities, nor should it be relied upon in connection with, and contract or purchasing decision.

# <u>Table of Contents</u>

Wunderfund

# The Company

Glover and Thomas Reserve Oil & Gas Corporation is a C-Corp registered in the State of Texas dba Glover and Thomas Reserve Oil & Gas Corporation.

Principal Office Located At:
11811 North Freeway, Suite 500,
Houston, TX 77060

# Certifications of Regulation Crowdfunding

Glover and Thomas Reserve Oil & Gas Corporation has certified that all of the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of a state or territory of the United Stated or the District of Columbia.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please refer to the Other Information Section of this document)
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company the (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies
- The issuer nor any of its predecessors have failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding

# Directors and Officers

**Harold Thomas**

**CEO & Co-Founder (***05/30/2018-Present***)**

*Harold is knowledgeable of chemical products with an expertise in equipment upkeep, product delivery and documentation. He is physically fit and able to keep up with changing demands and varying schedules. Harold posses great communication, interpersonal and organizational abilities.*

*While spending over 11 years in the energy sector, he has moved from a maintenance engineer to a productions operator where he has taken on numerous tasks including:*

- *Identifying equipment and processes per Block Flow, Simplified Flow Diagrams (SFDs) Piping and Instrument Diagrams (P&IDs)*
- *Maintaining safety and compliance with integrity*
- *Providing efficient and on-time delivery services to customers*
- *Installing and removing equipment as required*
- *Inspecting, troubleshooting, and repairing production equipment*
- *Create work requests for necessary maintenance repairs.*

**Donald Glover**

**Co-Founder (***05/30/2018-Present***)**

*Donald is an Oil & Gas Executive with a solid track record of building and managing teams across diverse disciplines to achieve positive business results. He has obtained an MBA (Rice University) and is US Army veteran (1st Lieutenant) with a solid working knowledge of unconventional and conventional onshore operations from the technical, commercial, operational, and land / legal vantages, with a strong emphasis on increasing Net Asset Valuation (NAV) value of the company's portfolio. Additionally, he has managed major acquisitions and divestitures efforts in unconventional (shale) and conventional reservoirs. With a record of enhancing the base production through infill drilling, artificial lift optimization, EHS, well life cycle management, winterization, and portfolio rationalization.*

*While spending the past 7 years as an Executive at various energy companies, Donald has become an expert in the field. He has expertise in filing reports, managing large teams(400+ employees), and development of operational plans. He also has experience working with experts in various fields. He was a Track and Field coach from 1991-2008, and coached 2000 olympics.*

**Note***: Currently there are only two officers, and no other employees in the company.*

# Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of common and preferred stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

| Type of Security | Amount Outstanding | Voting Rights? | Will this security limit dilute, or qualify the securities issued during this Regulation Crowdfunding Campaign? | Other terms that may be material to this offering? |
|---|---|---|---|---|
| Preferred Coins | 255,000,000 | Yes | No | N/A |
| Common Coins | 200,000,000 | No | No | N/A |
| Coin Options | 45,000,000 | No | No | N/A |

## Principal Shareholders in the Issuer

Each person or entity known by the company to beneficially own 20% or more of the company is highlighted in the table below.

| Name | Common Coin | Preferred Coins | Percentage Owned by Individual/Entity |
|---|---|---|---|
| Harold Thomas | 0.00 | 127,500,000 | 25.5% |
| Donald Glover | 0.00 | 127,500,000 | 25.5% |

## Previous Equity Financing Transactions/Exempt Offerings

At the time of the filing of this document along side the Form C, there have been no previous Equity Financing Transactions under exempt offerings.

# Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

1. The Glover and Thomas Reserve Oil & Gas Corporation Pitch Deck included as an Exhibit to the Form C of which this offering statement is a part (the "**The Pitch Deck**");
2. The Glover and Thomas Reserve Oil & Gas Corporation Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "**Business Plan**")

Note: Only one of these may be provided by the company. In that event please refer only to the one document provided for an outline of the Anticipated Business Plan of the issuer.

# <u>Risk Factors</u>

A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not be recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have no passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The following are a list of risks related, but not the only risks involved, with an investment in Glover and Thomas Reserve Oil & Gas Corporation:

1. Investors will not become token holders until SAFT's convert to actual tokens. Investors will not have a claim to any of the Company's assets or revenues for an indefinite amount of time, and Investors may never become holders of Tokens.
2. The coin may never be developed successfully, marketed, or launched. The investors are relying on the company is to successfully develop and execute their business plan. The funds from this offering will be use to further develop this network to obtain value associated with the coin.
3. Investments in startups including the Company involve a high degree of risk. Investments in token pre-sales, including our token pre-sale, may involve an even higher degree of risk.
4. The Company may be forced to cease operations or take actions that result in a Dissolution Event.
5. Investors may never gain a return on their investment or demand a repayment of their investment once the period to demand a refund of their investment ends (48 hours prior to end of the campaign).
6. There is no present market for tokens, nor may there ever be a market for the tokens.
7. The tokens price is arbitrarily being set the founders.
8. None of the securities in this offering have been registered under federal or state security laws.
9. Investors will not have voting rights, even after the SAFT convert to tokens.
10. Investors will not have informational rights, even after the SAFT convert to tokens.
11. The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such as the Network and the Tokens is uncertain, and new regulations or policies may materially adversely affect the development of the Network and the utility of the Tokens.
12. The Investors will have no control and the Company may only have limited control once the Network Launch occurs.

13. The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful development and adoption of the Network and the Tokens.
14. The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility.
15. The company has no operating history.
16. We ("The Company") have a limited capitalization, working capital, and as a result, are depending on funds raised in this offering to further development of the business to grow and expand operations.

# The Offering

## Purpose

Glover and Thomas Reserve Oil & Gas Corporation plans to use the proceeds from this offering to purchase Oil Wells, obtain some working capital to further business operations, develop some basic marketing, and obtain some inventory.

## Use of Proceeds

|  | Funding Goal | Oversubscription Limit |
|---|---|---|
| **Wunderfund Portal Fees** | $800 | $64,200 |
| **Marketing** | $920 | $100,000 |
| **Working Capital** | $6,400 | $749,000 |
| **Inventory** | $1,880 | $21,400 |
| **Oil Wells** | $0 | $135,400 |
| Total | $10,000 | $1,070,000 |

## Completion of Transaction and Delivery of Shares

Investors will be required to execute and deliver a subscription agreement, attached as an exhibit to the Form C of which this offering statement is a part (the "**Subscription Agreement**") and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "**Escrow Agent**") in accordance with the terms of the Subscription Agreement in order to acquire shares.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C, which was: 04/30/2019

Wunderfund will notify investors when the funding goal amount has been met.

If Glover and Thomas Reserve Oil & Gas Corporation reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to Glover and Thomas Reserve Oil & Gas Corporation. At that time Shares to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement, will be registered in the name of the corresponding investor. The shares acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified share is registered in an investor's name by Glover and Thomas Reserve Oil & Gas Corporation, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated first based upon size of the investment, with larger investments receiving priority over smaller investments, and then, with regard to the minimum sized investments, on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount a the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors, less the non-refundable processing fee.

If Glover and Thomas Reserve Oil & Gas Corporation reaches their funding goal prior to the campaign close date, then we, the company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis similar to the terms of how oversubscription will be dealt.

# The Securities Offered in this Offering

## Valuation of Securities

These securities are being valued at the issuers discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value that Glover and Thomas Reserve Oil & Gas Corporation decides is a fair market value for their company.

## Details on Security being Offered

Type: Simple Agreement For Future Tokens

The securities being offered are a right to future shares in the company. An investor will get a 40% discount on the offered tokens at a $1.00 per token price. Any investor investing in this round will receive their investment amount multiplied by the price per token, $1.00, and divided by one minus the discount rate to determine the number of tokens that the investor would receive. The full details of this have been attached as an exhibit to the Form C, of which this is offering agreement is a part (the "**Subscription Agreement**"). Each token will represent one share of non-voting common stock. The conversion of the future tokens, will convert upon the launch of the network.

The offered securities will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors, which are defined below, in this round will be limited to the information that the company chooses to disclose and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that the principal shareholders retain. Preferred security holders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon principal stakeholders of preferred stock to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

The example math for how tokens will be issued to investors is outlined below:

Example Math of Investment:
- Number of Tokens:     Investment Amount/(Price per token * (1-Discount Rate))
- Number of Tokens:     $150/ (1 * (1-0.4))
- Number of Tokens:     250 tokens

## Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of Glover and Thomas Reserve Oil & Gas Corporation or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of Glover and Thomas Reserve Oil & Gas Corporation's assets, or a merger of Glover and Thomas Reserve Oil & Gas Corporation in another corporation or entity, or transactions with related parties. Those actions are largely within the control of principal stockholders, identified in the "Principal Stockholders" section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

# **Transfer and Other Restrictions Imposed**

## **Subscription Agreement Right of Redemption**

Glover and Thomas Reserve Oil & Gas Corporation may redeem an investors' securities at any point one year after the close of a successful offering. The price per share of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third party determination relating thereto procured by the majority shareholder from a qualified appraiser.

## **Regulation Crowdfunding Transfer Restrictions**

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Glover and Thomas Reserve Oil & Gas Corporation to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Glover and Thomas Reserve Oil & Gas Corporation
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a ember of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Note:** The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Glover and Thomas Reserve Oil & Gas Corporation Financial Information

## Financial Statements

Please refer to the Glover and Thomas Reserve Oil & Gas Corporation financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

## Results from Operations

Glover and Thomas Reserve Oil & Gas Corporation has not generated any revenues to date. Based on internal financial projections, the company expects be able to operate out of the existing cash reserves without any revenue generation until the platform launches. Any revenues that are generated prior to the launch of the platform will be considered immaterial.

## Indebtedness

At the time of this filing, the company has no indebtedness to any creditors.

## Liquidity, Capital Resources, and Financial Condition

Glover and Thomas Reserve Oil & Gas Corporation is currently generating operating losses, and will continue to require infusion of new capital to continue business operations until the launch of the platform. There is limited liquid and financial resources to service debts at this time due to the cash situation on the balance sheet. Please refer to the financial statements to see the financial condition of the issuer.

## Material Capital Expenditures

To date of this filing, there have been not capital expenditures by the members, direct or indirect, of the company.

# Progress Reporting on meeting Oversubscription Amount

The progress of the Glover and Thomas Reserve Oil & Gas Corporation's Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund's Glover and Thomas Reserve Oil & Gas Corporation portal page. Activities will be updated as the occur, in real time, until the oversubscription amount is achieved, Glover and Thomas Reserve Oil & Gas Corporation stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via email.

# Intermediary Information

Thrivera Venture Funds I, LLC (dba Wunderfund) ("**Wunderfund**") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360.

Upon Completion of a successfully funded campaign that reaches or exceeds the funding goal amount, Glover and Thomas Reserve Oil & Gas Corporation will pay Wunderfund a minimum of 0 securities plus a portion to be paid in cash based on the following scale:

| Fees | Funds Raised | | |
|---|---|---|---|
| 8.000% | $10,000 | to | $200,000 |
| 7.875% | $200,001 | to | $220,000 |
| 7.750% | $220,001 | to | $240,000 |
| 7.625% | $240,001 | to | $260,000 |
| 7.500% | $260,001 | to | $280,000 |
| 7.375% | $280,001 | to | $300,000 |
| 7.250% | $300,001 | to | $320,000 |
| 7.125% | $320,001 | to | $340,000 |
| 7.000% | $340,001 | to | $360,000 |
| 6.875% | $360,001 | to | $380,000 |
| 6.750% | $380,001 | to | $400,000 |
| 6.625% | $400,001 | to | $420,000 |
| 6.500% | $420,001 | to | $440,000 |
| 6.375% | $440,001 | to | $460,000 |
| 6.250% | $460,001 | to | $480,000 |
| 6.125% | $480,001 | to | $500,000 |
| 6.000% | $500,001 | to | $1,070,000 |

# Absence of Disqualifications under 227.503(A)

With respect to Glover and Thomas Reserve Oil & Gas Corporation, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a “**Relevant Person**”), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered

national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

# **Annual Report and Investor Information**

Investors will be provided a secure login ID and password to access investor information on the Glover and Thomas Reserve Oil & Gas Corporation's website, https://reserveoilcoin.io

Additionally, Glover and Thomas Reserve Oil & Gas Corporation will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Glover and Thomas Reserve Oil & Gas Corporation's website, https://reserveoilcoin.io

Glover and Thomas Reserve Oil & Gas Corporation is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Glover and Thomas Reserve Oil & Gas Corporation has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Glover and Thomas Reserve Oil & Gas Corporation has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Glover and Thomas Reserve Oil & Gas Corporation or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Glover and Thomas Reserve Oil & Gas Corporation liquidates or dissolves its business in accordance with State Law

# Other Material Information

Investors should understand the potential for dilution. Each Investor's stake in the Glover and Thomas Reserve Oil & Gas Corporation could be diluted due to Glover and Thomas Reserve Oil & Gas Corporation issuing additional shares of stock. In other words, when the Company issues more shares, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Glover and Thomas Reserve Oil & Gas Corporation may increase. Such investors will own a smaller share of the aggregate outstanding capital stock of Glover and Thomas Reserve Oil & Gas Corporation.

Such increases in number of shares of Glover and Thomas Reserve Oil & Gas Corporation capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into shares of the capital stock of Glover and Thomas Reserve Oil & Gas Corporation. If Glover and Thomas Reserve Oil & Gas Corporation issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if newly authorized and issued securities included stated dividend provisions.

Importantly, Glover and Thomas Reserve Oil & Gas Corporation may issue preferred shares in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of Glover and Thomas Reserve Oil & Gas Corporation or expecting each share to hold a certain amount of value, it is important to realize how the value of shares of Non-Voting Common Stock shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There is a high probability that Glover and Thomas Reserve Oil & Gas Corporation will need additional financing in the future. To the extent such financing is executed through the issuance of additional shares of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by Glover and Thomas Reserve Oil & Gas Corporation by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if Glover and Thomas Reserve Oil & Gas Corporation is unable to repay such indebtedness.